Free Writing Prospectus

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-141142
May 14, 2007

FWP

AECOM Tech CEO Discusses Second Day Trading
The Opening Bell Interview

John Dionisio, AECOM Technology Corporation
by
Raymond Bell, The Opening Bell
Friday, May 11, 2007

Interviewer:                                                                                 Good morning everyone and welcome to the floor of the New York Stock Exchange.  My name is Raymond Bell, the Vice President of the Global Corporate Client Group here at the New York Stock Exchange, and I’ll be your host this morning as we welcome the management and employees of AECOM as they celebrate their original listing at the Exchange.  In just a few moments, we’ll actually watch Jack Newman and John Dionisio as they ring the opening bell here at the floor followed up by the a visit to the specialist post with the trading just to get a look at the stock as it trades on its second day in the public markets.  We’ll give you a brief overview of the floor of the New York Stock Exchange and our market model and then we’ll do a brief Q&A with John Dionisio to get his perspective on what it means to be a public company today.  Just to give you a brief perspective on what you’re seeing this morning, actually the markets were down fairly substantially yesterday.  We had a very busy floor this morning obviously with brokers taking a look at the markets and all their stocks trying to get indications from the specialist firms and where the openings might be in the securities.  So we’ll actually take a look this morning to see—obviously AECOM had a very successful offering yesterday. The pricing was at the higher end of the range; it actually closed at $21.10.  Obviously we are looking forward with some anticipation at where the stock will trade today.  So why don’t we actually now cut to the video for the actual opening bell and I’ll rejoin you in just a few minutes.

[Video of opening bell]

Interviewer:                                                                                 Welcome back everybody.  We’re here just waiting for the opening of trading and AECOM Technologies for their second day of trading on the New York Stock Exchange after their IPO.  In just a few moments, the executives that you just watched ring the opening bell, Dick Newman and John Dionisio, will be joining us here at the post.  We’ll do a brief Q&A here with John.  In the meantime, what I’d like to do is give you a brief explanation of what you’re seeing going on behind me at the specialist post.  Every security traded on the New York Stock Exchange has one physical point of sale.  So today and in the future AECOM stock will be traded by Tom McGlaughlin, who is a specialist for Bear Wagner Specialists.  As I’ve said before, Tom is the dedicated specialist in AECOM.  He’ll actually be opening the security up this morning for trading but will maintain the market and security of going forward.  What you see around the periphery are actually some of the AECOM execs are now coming into the crowd here.  What you see around the periphery of the trading floor, every single specialist post is located around the center of the floor.  The floor brokerage community actually is resident around the periphery.  So all of the introducing brokers who are bringing order flow for execution of AECOM stock are actually around the periphery of the floor using sophisticated order management tools to innervate their order flow into the book for the trading of AECOM.  The specialist’s role in the marketplace is to serve as an auctioneer. We’re an order-driven market model.  They’re pairing up buying and selling trades dynamically through our system but in addition to that, the specialist is interjecting liquidity to maintain a fair and orderly market in the security.  So the role of Tom McGlaughlin as specialist in AECOM going forward will be to maintain fair and orderly market by maintaining a very tight spread in the quote of the security and providing the additional liquidity as a supplemental liquidity in the marketplace overall.  So we actually have the executives of AECOM joining us at the specialist post, look at the crowd, getting ready to open the stock in just a few moments.  I can give you an indication now on the stock.  It’s current indicated $21.15 on the bid, $21.40 on the offer, with sides on the offer at $21.40.  In just a second we’ll watch John, John Dionisio is actually there with Dick Newman actually getting ready to open the stock with Tom McGlaughlin.  We’ll do a brief interview with John after that.  I’m going to give you an update.  Looks like the stock closed yesterday at $21.10. The current indications on the market are $21.15 by $21.40.  So we’ll open up somewhere probably in the $21.15, $21.40 range.  The opening price will be determined by Tom as he pairs up the buy and sell interests that are being introduced.  We’ve got a very active morning.  The Dow is now up 31 points which is a fairly significant bounce after a down day.  Hopefully it will carry over to AECOM stock this morning and we’ll have a very positive open.

Okay we are looking as though we are going to open at $21.38.  Yup, the stock is opened at $21.38.  Actually up yesterday from $21.10, actually hear the applause in the background for the opening trade.  I’m going to actually just get an indication from the specialist in terms of the amount of buying I’m seeing in the stock if you can just bear with me.  Hey, Tom what’s the buying look like?

McGlaughin:                                                                           72 opened at $21.38.

Interviewer:                                                                                 So we actually are open at $21.38 on 72,000 shares I believe is what I just got from Tom but he’s so quick.  He’s moving rather dramatically.  Stock’s currently moving at $21.35 with a bid offer at $21.38.  Significant sides on the buy side with about 4,000 shares. So actually why don’t we get John Dionisio now and actually do a brief Q&A with John so that we can get his perspective on what it means to be a public company.  Hi, John.  Please come over and join me.

Dionisio:                                                                                                Hi, how are you?

Interviewer:                                                                                 It’s great to have you hear this morning.

Dionisio:                                                                                                Great day for us.

Interviewer:                                                                                 Great event, we are very happy to be a part of this and the future of AECOM.  It is a wonderful company and obviously we are actually getting a nice move up in the market this morning?

Dionisio:                                                                                                Yes we are very excited to be part of the New York Stock Exchange and being a publicly traded company.

Interviewer:                                                                                 Let me ask you a few questions and see if you can relay to our audience that are watching us this morning.  What do you view as the advantages of being a public company?

Dionisio:                                                                                                AECOM has been a very successful company over the past 17 years as a private company and now being a public company the access to the public market will just allow us to continue to grow and continue to pursue our strategy of global growth and market penetration.

Interviewer:                                                                                 Excellent. So now that you have the IPO behind you, what’s next in future developments for AECOM?

Dionisio:                                                                                                It’s great to have the IPO behind us and being a public company but we are not going to change from what got us here.  As I’ve said, 17 years of success, we are going to continue to implement our strategic plan, penetrate our markets, provide quality service to our clients and be a global provider of engineering services.

Interviewer:                                                                                 Excellent.  We’re very happy to have you.  It’s such a great company.  What do you view for AECOM…how do you differentiate yourself from your competitors in the marketplace.

Dionisio:                                                                                                Well, we are a true global company.  I believe what differentiates us is that our global footprint, with more than 40% of our business being done outside the United States, clearly that is a broader global footprint than any of our competitors.  As well as our merger and acquisition strategy which enhances our overall growth strategy.

Interviewer:                                                                                 Excellent.  Excellent.  Well again, let me just welcome you.  We are very happy to have you on the New York Stock Exchange.

Dionisio:                                                                                                Thank you very much.

Interviewer:                                                                                 It’s a great story and obviously a great future in store for AECOM and we’re very happy to have you as part of our marketplace.

Dionisio:                                                                                                So are we.

Interviewer:                                                                                 Thanks John.

That was John Dionisio, the CEO of AECOM with a few comments on what it means to be here on the New York Stock Exchange and as a public company.  Actually, for the viewers watching this webcast, if you are interested, John will be doing an interview with CNBC immediately following this.  Should start probably in about 5 minutes or so.  I just want to, again, thank you very much for joining us here at the Exchange to celebrate the IPO of AECOM.  It’s a fantastic company and we thank you all for joining us.  Again, welcome to all the employees of AECOM as you join the public markets and thank you again.  That’s all for now. Thank you.